Exhibit 99.1

FOR IMMEDIATE RELEASE

Steadfast Companies Announces Transformational Transactions to Merge Three REITs to Create a $3.3 Billion REIT Focused on Moderate Income Apartments

Synergies and Fee Structure Realignment Expected to Provide

Approximately $21 Million In Additional Cash Flow

Irvine, Calif., August 6, 2019 - Steadfast Apartment REIT, Inc. (“STAR”), Steadfast Income REIT, Inc. (“SIR”) and Steadfast Apartment REIT III, Inc. (“STAR III”) announced today that they have entered into definitive merger agreements pursuant to which STAR would acquire SIR and STAR III in separate stock-for-stock, tax-free transactions, creating a combined company with approximately $3.3 billion in gross real estate assets.

The transactions are expected to close in the first quarter of 2020, subject to certain closing conditions, including the approval of the respective mergers by SIR and STAR III stockholders. The merger transactions are expected to close concurrently but are not conditioned on the consummation of each other. There can be no assurance that the merger transactions will be consummated.

The merger agreements were negotiated on behalf of STAR, SIR and STAR III by their respective special committees, each of which is composed exclusively of independent directors, along with each special committees’ independent financial and legal advisors. Each of the special committees recommended approval of the merger agreements to their respective Boards of Directors, each of which unanimously approved entry into the merger agreements.

“We believe the strategic merger of these three highly complementary portfolios with similar investment strategies will create an enhanced and diversified portfolio, concentrated in high growth markets,” said Rodney F. Emery, Chairman of STAR, SIR and STAR III. “We believe the enhanced size, scale and prominence of the combined portfolio will greatly improve our access to attractive capital sources, which can be used to drive future growth opportunities and potentially deliver enhanced liquidity options to stockholders.”

“This transaction would allow each company’s stockholders to participate in the potential benefits of a larger, stronger combined company,” said Ella Neyland, President of STAR, SIR and STAR III. “We look forward to pursuing additional value creation opportunities as a stronger company with increased cash flow, improved diversification and an improved balance sheet.”

Potential Strategic Benefits

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Improves Portfolio: Through this transaction, management believes the combined company will have an improved portfolio that is poised for growth. The combined company expects to maintain its exclusive multifamily focus with an emphasis on moderate income apartments, a property type that has demonstrated strong performance with low levels of volatility. If the mergers were to occur today, the combined company’s portfolio would consist of 71 properties in 14 states with an average effective rent of $1,158. Based on occupancy as of June 30, 2019, the combined company’s portfolio is expected to have an occupancy rate of 94%, an average age of 20 years and gross real estate assets of $3.3 billion.

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Enhances Market Prominence and Increases Portfolio Diversification: The combined company will have enhanced market prominence in high growth areas, and growth potential in a recession-resilient sector supported by demographic trends. The combined company will have a presence in seven of the top 20 real estate investment markets, including Dallas, Nashville and Austin, and will rank among the top 50 apartment owners in the country.[1] The combination will enable the combined company to reposition the portfolio based on market and property conditions and pursue ground-up development opportunities. The combined company expects average annual returns on ground-up development to average 40% higher than acquisitions of stabilized, developed multifamily properties.

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Generates Savings and Increased Cash Flow: The expected revised fee structure, platform synergies and increased purchasing power are expected to generate cash savings for the combined company. The expected synergies and fee structure realignment related to investment management fees, acquisition fees, disposition fees, financing fees and refinancing fees are expected to provide a projected average annual increase of almost $21 million in cash flow to the combined company as a result of the mergers. In addition, we believe the combined company will have the ability to raise rents in the majority of its markets.

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Expands Access to and Use of Capital: As a larger entity, the combined company is expected to have improved access to capital sources that may be used to grow the portfolio. The combined company should be able to increase liquidity options through potential share repurchases, divestitures of assets that no longer fit the portfolio strategy, periodic monetization or distribution events or a potential listing on an exchange in the future.

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Lowers Risk Profile and Strengthens Balance Sheet: The combined company will have limited near-term debt maturities and a combined capital structure of 52% secured debt vs. 48% equity. The combined company will also have a lower average interest rate compared to the current STAR standalone rate.

Transaction Terms

In exchange for each share of SIR and STAR III common stock, SIR and STAR III stockholders will receive 0.5934 and 1.43 shares, respectively, of STAR common stock, which is equivalent to $9.40 per SIR share and $22.65 per STAR III share, based on STAR’s most recent estimated value per share of $15.84.

Following the closing of the transactions, STAR, SIR and STAR III stockholders are expected to own approximately 48.1%, 40.6% and 11.3% of the combined company, respectively. Upon completion of the transactions, one independent director from SIR and one independent director from STAR III will join the STAR Board of Directors, increasing the STAR Board of Directors from five to seven members, and the number of independent directors from three to five.

STAR expects to continue distributions, which are currently equivalent to 6% annualized based on a purchase price of $15.00 per share, or $0.90 per share annually, subject to market factors and company performance.

STAR’s distribution reinvestment plan (“DRIP”) will remain in effect. SIR and STAR III stockholders will be able to elect to participate in the STAR DRIP upon completion of the respective transactions. Pursuant to the merger agreements, SIR, STAR and STAR III have each agreed to limit its quarterly share repurchases to repurchase requests made in connection with the death or qualifying disability of the stockholder, subject to certain terms and conditions.

The merger agreements provide SIR and STAR III with go-shop periods of 30 days and 45 days, respectively. During these periods, the special committees of each Board of Directors and its advisors will actively solicit alternative proposals from third parties. SIR and STAR III will each have the right to terminate their respective merger agreements with STAR to accept a superior proposal, subject to the terms and conditions of their respective merger agreements. There can be no assurance that this “go-shop” process will result in superior proposals, and

[1]	PWC, Emerging Trends in Real Estate, 2019. Based on National Multifamily Housing Council 2019 Top 50 Apartment Owners rankings by total unit count.

the companies do not intend to disclose developments with respect to the solicitation process unless and until the special committees of their Boards of Directors make a determination with respect to any potential superior proposal.

STAR, SIR and STAR III have made a webcast presentation available detailing the highlights of the proposed transactions at www.SteadfastREITs.com.

Advisors

The STAR special committee, consisting entirely of independent directors, was advised by Robert A. Stanger & Co., Inc. as its financial advisor and Venable LLP as its legal advisor. STAR was advised by Morrison & Foerster LLP as its legal advisor. The SIR special committee, consisting entirely of independent directors, was advised by BMO Capital Markets as its financial advisor and Proskauer Rose LLP as its legal advisor. The STAR III special committee, consisting entirely of independent directors, was advised by Houlihan Lokey, Inc. as its financial advisor and DLA Piper LLP (US) as its legal advisor.

About Steadfast Apartment REIT, Inc., Steadfast Income REIT and Steadfast Apartment REIT III

Steadfast Apartment REIT, Inc., Steadfast Income REIT and Steadfast Apartment REIT III are public, non-traded corporations that have elected to be taxed and currently qualify as real estate investment trusts. The REITs invest in quality mid-tier apartment communities across the United States and are sponsored by Steadfast REIT Investments, LLC, an affiliate of Steadfast Companies, an Orange County, Calif.-based group of affiliated real estate investment and operating companies that acquire, develop and manage real estate in the U.S. and Mexico.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Steadfast Apartment REIT, Inc. (“STAR”) will file two Registration Statements on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”). One registration statement will contain a proxy statement of Steadfast Income REIT, Inc. (“SIR”) and also constitute a prospectus for STAR. The other registration statement will contain a proxy statement of Steadfast Apartment REIT III, Inc. (“STAR III”) and also constitute a prospectus of STAR. The applicable proxy statement/prospectus will be mailed to SIR’s and STAR III’s respective stockholders. WE URGE INVESTORS TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY STAR, SIR AND STAR III, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STAR, SIR, STAR III AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials will also be available free of charge by accessing STAR’s website, by accessing SIR’s website, or by accessing STAR III’s website (each at www.steadfastreits.com).

Participants in the Solicitation

STAR, SIR, STAR III and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the STAR’s directors and executive officers is available in STAR’s Annual Report on Form 10-K filed with the SEC on March 14, 2019. Information about SIR’s directors and executive officers is available in SIR’s Annual Report on Form 10-K filed with the SEC on March 15, 2019. Information about STAR III’s directors and executive officers is available in STAR III’s Annual Report on Form 10-K filed with the SEC on March 15, 2019. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the applicable proxy statement/prospectus for STAR, SIR and

STAR III and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the applicable proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of the applicable documents from the STAR, SIR or STAR III as indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. SIR, STAR and STAR III can give no assurances that their expectations will be attained. Factors that could cause actual results to differ materially from SIR’s, STAR’s or STAR III’s expectations include, but are not limited to, the risk that the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability to obtain the stockholder approvals with respect to SIR and STAR III or the failure to satisfy the other conditions to completion of the proposed mergers; risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of STAR, SIR or STAR III; and other factors, including those set forth in the Risk Factors section of SIR’s, STAR’s and STAR III’s most recent Annual Reports on Form 10-K filed with the SEC, and other reports filed by SIR, STAR and STAR III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. SIR, STAR and STAR III undertake no obligations to update these statements for revisions or changes after the date of this communication, except as required by law.

Contact

Jennifer Franklin

Steadfast

949.333.1721

jfranklin@stiracmg.com